SCHEDULE 13G

<u>EXHIBIT B</u>

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-l(k)(l)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Constellation Brands, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: May 15, 2025

/s/ Warren E. Buffett
 Warren E. Buffett

Berkshire Hathaway Inc.

Dated: May 15, 2025

/s/ Warren E. Buffett

| By: | Warren E. Buffett |
| Title: | Chairman of the Board |

National Indemnity Company

Dated: May 15, 2025

/s/ Dale D. Geistkemper

| By: | Dale D. Geistkemper |
| Title: | Treasurer |

GEICO Corporation

Dated: May 15, 2025

/s/ Todd A. Combs

| By: | Todd A. Combs |
| Title: | President |

Government Employees Insurance Company

Dated: May 15, 2025

/s/ Todd A. Combs

| By: | Todd A. Combs |
| Title: | President |

Precision Castparts Corp. Master Trust

Dated: May 15, 2025

/s/ Shawn Hagel

| By: | Shawn Hagel |
| Title: | Executive Vice President, Precision Castparts Corp. |